EXHIBIT 12.1

Peregrine Pharmaceuticals, Inc.

Statement Regarding Computation of Ratios

	Fiscal Year Ended April 30,					Six Months Ended
	2010	2011	2012	2013	2014	October 31, 2014
	(in thousands)
Earnings:
Pretax loss from operations	$(14,494)	$(34,151)	$(42,119)	$(29,780)	$(35,362)	$(25,229)
Add: fixed charges per below	1,478	1,108	638	2,219	412	165
Total earnings available for fixed charges	$(13,016)	$(33,043)	$(41,481)	$(27,561)	$(34,950)	$(25,064)
Fixed Charges:
Interest expense	518	281	55	46	1	–
Amortization of discount on notes payable and debt issuance costs	430	235	33	–	–	–
Loss on extinguishment of debt	–	–	–	1,696	–	–
Interest component of rent expense (1)	530	592	550	477	411	165
Total fixed charges	$1,478	$1,108	$638	$2,219	$412	$165
Series E preferred stock dividends (2)	–	–	–	–	401	1,802
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(14,494)	$(34,151)	$(42,119)	$(29,780)	$(35,763)	$(27,031)

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(1)	Represents the portion of rental expense from operating leases that is estimated by us to be representative of interest.
(2)	We did not pay any dividends on preferred stock and no preferred stock was outstanding during the fiscal year 2010 through fiscal year 2013 periods presented.